DOCUMENT
TYPE-40-17F2
SEQUENCE-1
FILENAME-r4017f2-033105.txt
DESCRIPTION-THE DREYFUS/LAUREL FUNDS, INC.
TEXT


		United States
          SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 2006
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.15

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  March 31, 2005

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

  The Dreyfus/Laurel Funds, Inc.
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4. Address of principal executive office (number,street,city,state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds,
Inc. (comprised of Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund, Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier MidCap Stock Fund, Dreyfus Institutional U.S. Treasury Money Market Fund, Dreyfus BASIC
S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Institutional Government Money Market Fund and Dreyfus Premier Core Equity Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2005, and with respect to agreement of security purchases and sales, for the period from July 31, 2004 (the date of our last examination), through March 31, 2005:

1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;

2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;

3.	Inspection of documentation of other securities held
in safekeeping by Custodian but not included in 1) and 2) above;

4. 	Reconciliation between the Funds' accounting records and the custodian's records as of March 31, 2005 and verified reconciling items;

5.	Agreement of pending trade activity for each Fund as of March 31,
2005 to documentation of corresponding subsequent cash receipts or payments;

6.	Agreement of Dreyfus Family of Funds' trade tickets for seven purchases and eight sales or maturities for the period July 31, 2004 (the date of our last examination) through March 31, 2005, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

7. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
8.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2004 through June 30, 2004 and noted no negative findings were reported in the areas of Asset Custody and Control; and

9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from July 1, 2004 through March 31, 2005.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP


New York, New York
June 24, 2005


June 24, 2005


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds, Inc. (comprised of Dreyfus
Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund,
 Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Mid Cap Stock Fund, Dreyfus Institutional U.S. Treasury Money
 Market Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Institutional Government Money Market Fund and
Dreyfus Premier Core Equity Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2005 and from July 31, 2004 through March 31, 2005.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2005 and from July 31, 2004 through March 31, 2005 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


James Windels
Treasurer